SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 01 May 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 20 April 2026
99.2	Transaction in Own Shares dated 21 April 2026
99.3	Transaction in Own Shares dated 22 April 2026
99.4	Transaction in Own Shares dated 23 April 2026
99.5	Transaction in Own Shares dated 24 April 2026
99.6	Transaction in Own Shares dated 27 April 2026
99.7	Transaction in Own Shares dated 28 April 2026
99.8	Transaction in Own Shares dated 29 April 2026
99.9	Transaction in Own Shares dated 30 April 2026
99.10	Transaction in Own Shares dated 01 May 2026

Exhibit No: 99.1

20 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 17 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	17 April 2026

Aggregate number of ordinary shares purchased:	3,828

Lowest price paid per share:	$ 140.7500

Highest price paid per share:	$ 142.6500

Average price paid per share:	$ 141.5629

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,171,125 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0109B_1-2026-4-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

21 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 20 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	20 April 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 143.6000

Highest price paid per share:	$ 145.6500

Average price paid per share:	$ 144.8157

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,151,125 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2058B_1-2026-4-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

22 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 21 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	21 April 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 143.7500

Highest price paid per share:	$ 147.9000

Average price paid per share:	$ 145.6354

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,131,125 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3859B_1-2026-4-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

23 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 22 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	22 April 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 140.8000

Highest price paid per share:	$ 143.6000

Average price paid per share:	$ 142.0646

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,111,125 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5605B_1-2026-4-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

24 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 23 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	23 April 2026

Aggregate number of ordinary shares purchased:	9,051

Lowest price paid per share:	$ 138.3000

Highest price paid per share:	$ 141.0000

Average price paid per share:	$ 140.1623

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,102,074 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7401B_1-2026-4-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

27 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 24 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	24 April 2026

Aggregate number of ordinary shares purchased:	11,034

Lowest price paid per share:	$ 141.8000

Highest price paid per share:	$ 146.0000

Average price paid per share:	$ 144.5722

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,091,040 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9161B_1-2026-4-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

28 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 27 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	27 April 2026

Aggregate number of ordinary shares purchased:	18,262

Lowest price paid per share:	$ 143.6000

Highest price paid per share:	$ 146.3500

Average price paid per share:	$ 144.7864

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,072,778 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/1054C_1-2026-4-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

29 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 28 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	28 April 2026

Aggregate number of ordinary shares purchased:	38,111

Lowest price paid per share:	$ 141.3500

Highest price paid per share:	$ 144.7000

Average price paid per share:	$ 143.8404

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,034,667 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2897C_1-2026-4-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.9

30 April 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 29 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	29 April 2026

Aggregate number of ordinary shares purchased:	32,127

Lowest price paid per share:	$ 141.4000

Highest price paid per share:	$ 143.5000

Average price paid per share:	$ 142.1478

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,002,540 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4812C_1-2026-4-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.10

01 May 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 30 April 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	30 April 2026

Aggregate number of ordinary shares purchased:	23,445

Lowest price paid per share:	$ 141.3500

Highest price paid per share:	$ 144.7500

Average price paid per share:	$ 143.7053

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,979,095 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6887C_1-2026-4-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	01 May 2026